Filed by Elbit Medical Imaging Ltd.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 under the
                                        Securities Exchange Act of 1934
                                        Subject Company: Elscint Ltd.
                                        Commission File No.: 001-08781


The following is a press release disseminated by Elbit Medical Imaging Ltd. on November 23, 2005:

               ELBIT MEDICAL IMAGING LTD. ANNOUNCES CLOSING OF THE
            MERGER BY WAY OF EXCHANGE OF SHARES WITH ELSCINT LIMITED

      Tel Aviv, Israel - November 23, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI") announced today the closing of the merger by way of an exchange of shares between EMI and its subsidiary, Elscint Limited ("Elscint").

      As of the date hereof, Elscint ordinary shares have ceased to trade on the New York Stock Exchange and Elscint became a wholly-owned subsidiary of EMI.

The Chairman of the EMI's Board of Directors, Mr. Mordechay Zisser, commented:
"We are glad to complete this strategic move of combining EMI and Elscint. We believe that this move is highly beneficial to the combined company. The merger makes EMI a platform that will be able to engage in multi-sector (shopping malls, hotels, offices and residential), multi-billion dollars projects on a global basis."

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                          Investor Contact
Shimon Yitzhaki                          Kathy Price
Elbit Medical Imaging Ltd.               The Global Consulting Group
(972-3) 608-6000                         1-646-284-9430
syitzhaki@europe-israel.com              kprice@hfgcg.com
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